Exhibit 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended	Year Ended December 31,
	March 31, 2012	2011	2010	2009	2008	2007
Earnings (loss) (in thousands)	$(6,819)	$(59,560)	$(6,154)	$119,654	$(14,309)	$(19,178)

Fixed Charges (in thousands)	$24	$104	$202	$827	$1,358	$784

Ratio of Earnings to Fixed Charges	-	-	-	145	-	-

Coverage deficiency to attain a ratio of 1:1 (in thousands)	$(6,795)	$(59,456)	$(5,952)	-	$(12,951)	$(18,394)